Exhibit 99.2

THIS CONSULTING AGREEMENT (the "Agreement") dated the 4th day of April, 2022

B E T W E E N:

SPHERE 3D CORP., a corporation organized under the laws of Ontario, having its office at 895 Don Mills Road, Bldg. 2, Suite 900, Toronto, Ontario M3C 1W3

(hereinafter called the "Corporation")

- and -

TASS CONSULTING INC., a corporation organized under the laws of the Province of Ontario having its office at 9 Pembury Avenue, Toronto, Ontario M4N 3K4

(hereinafter called the "Consultant")

 WHEREAS the Corporation is desirous of engaging the services of the Consultant to provide services to the Corporation in accordance with the terms of this Agreement;

 AND WHEREAS the Consultant has agreed to provide its services to the Corporation under the terms of this Agreement;

 NOW THEREFORE in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by both parties, the Corporation and the Consultant each agree with the other as follows:

ARTICLE 1.00 - INTERPRETATION

1.01 The division of this Agreement into Articles, sections and subsections and the insertion of headings is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

1.02 In this Agreement, the use of the singular number shall include the plural and vice versa.  The use of gender shall include the masculine, feminine and neuter genders and the word "person" shall include an individual, a trust, a partnership, a body corporate or politic, an association or any other form of incorporated or unincorporated organization or entity.

1.03 When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a business day, the period in question shall end on the next business day.

1.04 Any references herein to any law, by-law, rule, regulation, order or act of any government, governmental body or other regulatory body shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto.

ARTICLE 2.00 - DUTIES AND RESPONSIBILITIES

2.01 Subject to the terms of this Agreement, the Corporation shall engage the Consultant as an independent consultant and the Consultant agrees to accept such engagement and to provide to the Corporation the services set forth in Schedule "A" annexed hereto (the "Consulting Mandate").

2.02 The Consultant shall provide the services to the Corporation through such of the Consultant's employees as are set out in Schedule "A" annexed hereto, unless the consent of the Corporation to substitute other of the Consultant's employees is first obtained in writing.

2.03 In the performance by the Consultant of the Consulting Mandate set forth herein, the Consultant shall receive the Corporation's instructions through the Board of Directors of the Corporation (the "Board") or any other representative of the Board that is designated by the Corporation to do so.

2.04 During the term of this Agreement, the Consultant shall perform the Consulting Mandate in a diligent, professional and faithful manner.

ARTICLE 3.00 - FEES AND INDEMNITY

3.01 In return for the services rendered hereunder, the Corporation shall pay to the Consultant the fee set out in Schedule "A" annexed hereto on such date(s) as specified therein.  Payment will be due upon receipt of invoice supported by relevant receipts or other documentation.  The Corporation will reimburse the Consultant only for pre-approved disbursements which the Consultant may have incurred in the execution of its Consulting Mandate.

3.02 It is expressly agreed, represented and understood that the parties hereto have entered into an arm's length independent contract for the rendering of the Consulting Mandate and that the Consultant and its employees, agents or servants are not the employees, agents or servants of the Corporation.  Further, this Agreement shall not be deemed to constitute or create any partnership, joint venture, master-servant, employer-employee, principal-agent or any other relationship apart from an independent contractor and contractee relationship.

3.03 The Consultant represents and warrants that it is duly registered for the purposes of the Harmonized Sales Tax (HST) and, where applicable, Workplace Safety Compensation Insurance Act and shall provide evidence of compliance upon reasonable request by Corporation.

3.04 The Consultant has the sole responsibility, as an independent Contractor, to comply with all requirements of applicable laws, rules and regulations, including without limitation the requirements of the Income Tax Act (Canada), the Employment Insurance Act (Canada) and the Canada Pension Plan Act.  The Consultant shall be responsible for deducting all applicable federal and provincial incomes taxes, Canada Pension Plan deductions and Employment Insurance premiums on any remuneration paid to Consultant's employees as a result of this Agreement between the Corporation and the Consultant and for remitting same to Revenue Canada or such other governmental authorities as prescribed by law.  Upon request by the Corporation, the Consultant will provide the Corporation with satisfactory evidence that it has properly calculated and remitted all applicable taxes to Canada Revenue Agency or other governmental authority having jurisdiction.

3.05 The Consultant agrees that it will save harmless and indemnify the Corporation from and against all claims, charges, taxes, interest or penalties and demands which may be made by the Minister of National Revenue requiring the Corporation to pay income tax under the Income Tax Act (Canada), as amended, in respect of income tax payable by the Consultant with respect to any amount which may be found to be payable by the Consultant in relation to the Corporation.  In the event that the Corporation receives notice from Canada Revenue Agency or other governmental authority having jurisdiction that it shall collect, deduct, withhold or remit any taxes with respect to payments made pursuant to this Agreement, the Corporation is hereby authorized to do so.  The Consultant hereby irrevocably grants the Corporation a right of set-off against any amounts owing to the Consultant hereunder, including a right to realize by sale or cancellation or otherwise, any shares held by the Consultant or its principal shareholder.  In the event of realization against such shares, the Consultant agrees (or shall cause its principal shareholder) to execute and deliver all deeds, transfers, assignments and assurances necessary to transfer such shares to the Corporation for cancellation and hereby irrevocably grants a power of attorney, coupled with an interest, to effect such transfer if the Consultant refuses to do so within a reasonable time following written request by the Corporation.

ARTICLE 4.00 - TERM AND TERMINATION OF AGREEMENT

4.01 This Agreement shall commence on the date set out in Schedule "A" annexed hereto and shall continue for a period of 12 months or unless terminated in accordance with Article 4 of this Agreement.  At the expiration of the Term and provided it has not been earlier terminated in accordance with Article 4, this Agreement shall be null and void and the Consultant will be offered an employment contract on similar terms.

4.02 This Agreement except for Article 5.00 which shall survive pursuant to its terms, and the representations warranties and indemnifies included in Article 3.00 shall terminate automatically upon the completion of the services described in Schedule "A" annexed hereto.

4.03 Notwithstanding anything to the contrary herein contained, the Corporation may, at its option, without notice, cost or penalty of any kind terminate this Agreement, at any time by advising the Consultant in writing, for any of the following reasons: (a) the negligent performance by the Consultant of any of the Consulting Mandate; (b) the persistent failure of the Consultant to perform the Consulting Mandate; (c) any breach by the Consultant of any of the obligations set forth in this Agreement; (d) a continued course of malfeasant or misfeasant actions or omissions by the Consultant in the performance of the Consulting Mandate or any of the Consultant's other obligations under this Agreement; (e) the Consultant or its principal, Peter Tassiopoulos, not being approved by applicable regulatory authorities to carry out the Consulting Mandate; (f) the Consultant becomes insolvent or bankrupt or makes an assignment of the benefit of creditors, or a receiver is appointed of its business or a voluntary or involuntary petition in bankruptcy is filed or proceedings for the re-organization or winding-up of the Consultant are instituted; (g) the Consultant comes under the direct or indirect control of any corporation or person who does not control it at the date of execution of this Agreement; or (g) any individual who delivers to the Corporation an undertaking in the form of Schedule "B" breaches such undertaking.

4.04 Without derogating from the Corporation's rights set forth in Section 4.03 above, and notwithstanding anything else set forth herein, the Corporation shall have the right to terminate this Agreement for any reason whatsoever at any time upon delivery of written notice to the Consultant.  In the event of such termination, this Agreement shall terminate on the date set forth in such notice and the Corporation shall pay to the Consultant all unpaid fees that may be owing up to the termination of the Term.  Except as set forth herein, the Consultant shall not be entitled on termination of this Agreement to receive any additional compensation or remuneration whatsoever.

ARTICLE 5.00 - SECRECY, NON-SOLICITATION AND NON-COMPETITION COVENANTS

5.01 The Corporation will not, and will use reasonable commercial efforts to cause its directors, officers, employees, representatives, agents or other service providers to not, provide the Consultant or its directors, officers, or employees with any material, non-public information of the Corporation without the specific prior written request or prior written consent of the Consultant.

5.02 The Consultant acknowledges that in the course of carrying out, performing and fulfilling the Consulting Mandate, the Consultant will have access to and will be entrusted with confidential information and trade secrets relating to the present and contemplated services, marketing techniques, procedures, products, suppliers, services, customers, business and clients of the Corporation, the disclosure of any of which confidential information and trade secrets to competitors of the Corporation or the general public would be highly detrimental to the best interests of the Corporation.  The Consultant further acknowledges that the right to keep secret such confidential information and trade secrets constitutes a proprietary right of the Corporation which the Corporation is entitled to protect.  The Consultant covenants and agrees with the Corporation that it shall hold all such confidential information and trade secrets in a fiduciary capacity and solely for the benefit of the Corporation and that it shall not disclose, divulge or otherwise communicate, in any manner whatsoever during the term of this Agreement or for a period of 12 months thereafter, any of such confidential information or trade secrets to any person nor shall the Consultant, during the term of this Agreement or for a period of 12 months thereafter, directly or indirectly, use such confidential information and trade secrets for any purpose other than in the performance of the Consulting Mandate nor shall it, during the term of this Agreement or for a period of 12 months thereafter, directly or indirectly, disclose, divulge or otherwise communicate in any manner whatsoever or use for any purpose, other than for the purposes of performing the Consulting Mandate, information relating to the business and affairs of the Corporation or any other information of a confidential nature which it may acquire during the term of this Agreement with respect to the business and affairs of the Corporation.

5.03 The Consultant agrees that all manuals, documents, forms, brochures, reports, drawings, plans, proposals, visual presentations, visual productions, software and other material relating to the Corporation, whether or not prepared or resulting from any work performed by the Consultant shall be and remain the exclusive property of the Corporation.  Such property of the Corporation shall not be retained, copied or delivered to or used by any other party without the specific direction or prior written consent of the Corporation, except as required in connection with the performance of the Consulting Mandate hereunder.  Upon termination of this Agreement, the Consultant shall forthwith deliver to the Corporation all of such property of the Corporation that is in the Consultant's possession or control.

5.04 Contractor agrees that all inventions, discoveries copyright in works created by Contractor alone or with others, while providing services to the Corporation, are the property of the Corporation and Contractor hereby assigns and agrees to assign, transfer all its interest, right and title therein to the Corporation, and to execute all documents as may be required to perfect the Corporation's ownership and in said copyrights and enable the Corporation to apply in its name for letters patent or intellectual property protection, as appropriate, in any country of the world. The Corporation will not be required to designate the Contractor as the creator of the said work. Contractor hereby waives any moral rights in any said work and agrees that the Corporation or its assignee shall have the right to make any modifications, correction, alterations, upgrades and/or adaptations as it may require.

5.05 The Consultant warrants that it is under no obligation or restriction, nor will it assume any such obligation or restriction, which would in any way interfere or be inconsistent with or present a conflict of interest concerning the Consulting Mandate.

5.06 The Consultant covenants that all services or materials or both provided or to be provided to the Corporation do not infringe any existing patent, trademark, trade secret or copyright registered or recognized in North America or elsewhere with respect to or in connection with the intended use of the services or materials or both by the Corporation.  The Consultant agrees to indemnify the Corporation from and against any loss, damage or liability for the infringement of any such patent, trademark, trade secret or copyright by the Corporation arising from or in connection with the Corporation's use of the services or materials or both.  The Consultant also agrees that it shall defend, settle or compromise, at its own expense, any action against it for patent, trademark, trade secret or copyright infringement.

5.07 The Consultant's obligations stated herein apply to its employees, agents and representatives.  The Consultant acknowledges that the Corporation will request a form of confidentiality undertaking from individuals performing services for the Consultant hereunder, the form of which shall be substantially as set out in Schedule "B" hereto.

5.08 The foregoing covenants are given by the Consultant acknowledging that it has specific knowledge of the affairs of the Corporation.  In the event that any clause or portion of any of the covenants contained in this Article 5.00 should be unenforceable or be declared invalid for any reason whatsoever, such unenforceability or invalidity shall not affect the enforceability or validity of the remaining portions of the covenants and such unenforceable or invalid portions shall be severable from the remainder of this Agreement.  The Consultant hereby acknowledges and agrees that all restrictions contained in this Agreement are reasonable and valid and all defenses to the strict enforcement thereof by the Corporation are hereby waived by it.

5.09 It is understood by the parties hereto that the covenants contained in this Article made by the Consultant are essential elements to this Agreement and that, but for the Agreement of the Consultant to enter into such covenants, the Corporation would not have engaged the Consultant.

5.10 Without intending to limit the remedies available to the Corporation, the Consultant acknowledges that damages at law will be an insufficient remedy to the Corporation in view of the irrevocable harm which will be suffered if the Consultant violates the term of Article 5.00 hereof and agrees that the Corporation may apply for and have injunctive relief in any court of competent jurisdiction specifically to enforce any such covenants upon the breach or threatened breach of any such provisions, or otherwise specifically to enforce any such covenants and hereby waives all defenses to the strict enforcement thereof by the Corporation.

ARTICLE 6.00 - GENERAL CONTRACT PROVISIONS

6.01 In the event that any provision herein or part thereof shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts thereof shall be and remain in full force and effect.  If, in any judicial proceeding, any provision of this Agreement is found to be so broad as to be unenforceable, it is hereby agreed that such provision shall be interpreted to be only so broad as to be enforceable.

6.02 This Agreement constitutes the entire Agreement between the parties hereto with respect to all of the matters herein set out and its execution has not been induced by nor do any of the parties hereto rely upon or regard as material any representation or writing not incorporated herein and made a part hereof.  This Agreement shall not be amended, altered or qualified except by an Agreement in writing signed by both of the parties hereto.  The parties hereto agree that those provisions in this Agreement which are meant to survive the termination and/or expiration of this Agreement, including without limitation, the provisions of Article 5.00, shall survive the termination and/or expiration of this Agreement and shall remain in full force and effect.

6.03 The Consultant hereby confirms that the Consultant is not a party to any agreement or under any other obligation to anyone, including any former customer or employer, nor does the Consultant have any other interest which is inconsistent with or in conflict with or which would prevent, limit or impair the performance of any of the Consultant's obligations under this Agreement. The Consultant understands that the Corporation does not want the Consultant to disclose any confidential information, which the Consultant may have obtained from a former customer or employee. The Consultant agrees to indemnify and hold the Corporation harmless from any claim, loss, damage, cost or liability, which may be successfully asserted against the Consultant as a result of the Consultant's violation of this paragraph.

6.04 All notices, requests, demands or other communications by the terms hereof required or permitted to be given by one party to the other shall be given in writing by fax, registered mail or courier, addressed to such other party or delivered to such other party to the addresses set forth on the face page.  Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, of such day is not a business day, on the next following business day) or, if by registered mail or courier on the second business day following the date of mailing or courier.

6.05 This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

6.06 This Agreement may be executed and accepted by electronic signature and any such signature shall be of the same force and effect as an original signature.

6.07 This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.08 Unless otherwise expressly stated, all dollar amounts referred to in this Agreement are expressed in United States funds.

6.09 This Agreement is personal to the Consultant and may not be assigned by it.  Upon notice to the Consultant, this Agreement may be assigned by the Corporation.  Except as aforesaid, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, including, in the case of the Consultant, its employees and agents.

6.10 Time shall be of the essence of this Agreement and of every part thereof.

6.11 The Consultant acknowledges that: (a) it has read and understood this Agreement; and (b) has obtained independent legal advice in connection with this Agreement and the provisions thereof.

6.12 The Consultant acknowledges that the terms of this Agreement are of a highly confidential nature and shall not be disclosed to any person without the prior written consent of the Corporation.

[Signature page to follow]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

SPHERE 3D CORP.

Per:	/s/ Duncan McEwan
Name: Duncan McEwan
Title: Chairman of the Board

TASS CONSULTING INC.

Per:	/s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: President

SCHEDULE "A" - CONSULTING MANDATE

CONSULTING MANDATE

Term:

This Agreement shall commence on April 4, 2022 and shall continue for a period of 12 months or unless terminated in accordance with Article 4 of this Agreement, unless the parties agree to mutually amend or extent the Agreement.

Hours of Work:

The Consultant, acting reasonably, may choose the Consultant's hours and location of work, subject to the agreement of the Corporation, acting reasonably.  The Consultant agrees, upon reasonable notice, to make its employees available at the Corporation's office, or such other locations as the Corporation may require, or in the alternative, via video or telephone conference, for the purpose of internal or external meetings.

Retainer:

An aggregate of USD$1,000,000 during the Term (plus HST) for the services of Peter Tassiopoulos, an employee of the Consultant, to be paid as follows:

(a) USD$800,000 by wire transfer to be paid immediately on execution of this Agreement; and

(b) an aggregate of USD$200,000 during the Term (plus HST), to be paid in equal monthly amounts of USD$16,666.67 (plus HST) at the end of month of the Term by wire transfer.

Expenses:	The Consultant will be solely responsible for all expenses incurred in the provision of the services pursuant to this Agreement, except as specifically approved by the Corporation in writing.
Description of Project, Services and Responsibilities:

Providing such transitional advice to the incoming new Chief Executive Officer and such other consulting services related to the transition of the business to the incoming new Chief Executive Officer and solely within the knowledge of the Consultant or its employees as reasonably requested by the directors and officers of the Corporation and agreed to by the Employee from time to time.

SCHEDULE "B"

TO: SPHERE 3D CORP. ("Corporation")

AND TO: TASS CONSULTING INC. ("Consultant")

 THE UNDERSIGNED, in consideration of the engagement of the undersigned by the Consultant in connection with the consulting services agreement made on or about the date hereof (the "Agreement"), between the Consultant and Corporation, hereby:

1. Acknowledges that the Corporation will not provide the undersigned with any material, non-public information of the Corporation without the specific prior written request or prior written consent of the Consultant.

2. Acknowledges that in the course of carrying out, performing and fulfilling the Consulting Mandate, the undersigned will have access to and will be entrusted with confidential information and trade secrets relating to the present and contemplated services, marketing techniques, procedures, products, suppliers, services, customers, business and clients of the Corporation, the disclosure of any of which confidential information and trade secrets to competitors of the Corporation or the general public would be highly detrimental to the best interests of the Corporation.  The undersigned further acknowledges that the right to keep secret such confidential information and trade secrets constitutes a proprietary right of the Corporation which the Corporation is entitled to protect.  The undersigned covenants and agrees with the Corporation that it shall hold all such confidential information and trade secrets in a fiduciary capacity and solely for the benefit of the Corporation and that it shall not disclose, divulge or otherwise communicate, in any manner whatsoever during the term of this Agreement or thereafter, any of such confidential information or trade secrets to any person nor shall the undersigned, during the term of this Agreement or thereafter, directly or indirectly, use such confidential information and trade secrets for any purpose other than in the performance of the Consulting Mandate nor shall it, during the term of this Agreement or thereafter, directly or indirectly, disclose, divulge or otherwise communicate in any manner whatsoever or use for any purpose, other than for the purposes of performing the Consulting Mandate, information relating to the business and affairs of the Corporation or any other information of a confidential nature which it may acquire during the term of this Agreement with respect to the business and affairs of the Corporation.

3. The undersigned agrees that all manuals, documents, forms, brochures, reports, drawings, plans, proposals, visual presentations, visual productions, software and other material relating to the Corporation, whether or not prepared or resulting from any work performed by the Consultant shall be and remain the exclusive property of the Corporation.  Such property of the Corporation shall not be retained, copied or delivered to or used by any other party without the specific direction or prior written consent of the Corporation, except as required in connection with the performance of the Consulting Mandate hereunder.  Upon termination of this Agreement, the undersigned shall forthwith deliver to the Corporation all of such property of the Corporation that is in the undersigned's possession or control.

4. The undersigned agrees that all inventions, discoveries copyright in works created by undersigned alone or with others, while providing services to the Corporation, are the property of the Corporation and undersigned hereby assigns and agrees to assign, transfer all its interest, right and title therein to the Corporation, and to execute all documents as may be required to perfect the Corporation's ownership and in said copyrights and enable the Corporation to apply in its name for letter patent or intellectual property protection, as appropriate, in any country of the world. The Corporation will not be required to designate the undersigned as the creator of the said work. The undersigned hereby waives any moral rights in any said work and agrees that the Corporation or its assignee shall have the right to make any modifications, correction, alterations, upgrades and/or adaptations as it may require.

 IN WITNESS WHEREOF, the undersigned has hereunto executed this undertaking.

 DATED the 4th day of April, 2022.

/s/ Peter Tassiopoulos
Signature of Individual

Peter Tassiopoulos
Print Name of Individual